Exhibit 99.1

Yingli Solar Partners with Demeter Power to Establish 300 MW Solar Panel Manufacturing Facility in Thailand

The facility will be Yingli’s first factory outside of China

BAODING, China and BANGKOK, January 12, 2016 - Yingli Green Energy Holding Company Ltd. ("Yingli" or "Yingli Solar") (NYSE:YGE), one of the world's leading solar panel manufacturers, today announced that its holding subsidiary, Hainan Yingli New Energy Resource Co, LTD. (Hainan Yingli), has entered into definitive agreements to form a joint venture (“JV”) to establish a new solar panel factory in Thailand with Demeter Corporation PLC’s subsidiary, Demeter Power Company Limited (Demeter Power), a Thailand-based developer, EPC provider, and operator of renewable energy projects.

According to the agreements, Hainan Yingli will hold a 40% stake in the JV and the JV will fully implement the project with a capital investment of approximately 689 million Thai Baht ($19 million USD). The new factory will be located in Pruckdang district in Rayong, Thailand and have an annual capacity of 300 megawatts (MW) of multicrystalline PV panels, which will be sold by Yingli under the Yingli Solar brand name. The facility is expected to begin operating in the second half of 2016.

“We are proud to establish our first overseas manufacturing operations in partnership with Demeter Power, and we hope to expand the new factory’s production capacity across the PV value chain in the future,” commented Mr. Liansheng Miao, Chairman and CEO of Yingli Green Energy. “Manufacturing PV panels in Thailand will enable the company to operate more competitively in overseas markets as well as in the emerging markets of Southeast Asia.”

“We would like to join with Yingli to establish our first solar module manufacturing operation here in Thailand. Thailand’s favorable business climate, coupled with it generous tax incentive scheme, world class infrastructure, and continued government support for expanding solar power industry, make Thailand a perfect place for our new joint venture with Yingli,” commented by Mr. Apichet Bhusry, CEO of Demeter Corporation PLC.

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), known as "Yingli Solar," is one of the world's leading solar panel manufacturers. Yingli Green Energy's manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and solar panel assembly. Headquartered in Baoding, China, Yingli Green Energy has more than 30 regional subsidiaries and branch offices and has distributed more than 14 GW solar panels to customers worldwide. For more information, please visit www.yinglisolar.com and join the conversation on Facebook, Twitter and Weibo.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy's control, which may cause Yingli Green Energy's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy's filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

In China:

Qing Miao
Vice President of Corporate Communications
Yingli Green Energy Holding Company Limited
Tel: +86 312 8929787
E-mail: ir@yingli.com

In the Americas:

Tori Clifford

Director of Marketing
Yingli Green Energy Americas Inc.
Tel: +1 415 728 0472
Email: tori.clifford@yingliamericas.com

In Europe:

Carolin Staehler
Marketing Communications Manager Europe
Yingli Green Energy Europe GmbH
Email: pr.eu@yingli.com